Wealthfront Brokerage LLC
Statement of Financial Condition

As of January 31, 2025

With Report of Independent Registered Public Accounting Firm

OATH OR AFFIRMATION

I, Jamie Coffey _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Wealthfront Brokerage LLC _____, as of 1/31 _____, 2 025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Executive Officer

Notary Public _See attached_

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

G.S. § 10B-43 NOTARIAL CERTIFICATE FOR AN OATH OR AFFIRMATION

Mecklenburg County, North Carolina

Signed and sworn to before me this day by Jamie Coffey.
Name of principal

Date: 3/27/2025

(Official Seal)

NINA V. JOHNSON
NOTARY PUBLIC
MECKLENBURG COUNTY, NC

[signature]
Official Signature of Notary

Nina V. Johnson, Notary Public
Notary's printed or typed name

My commission expires: 12/17/2029

OPTIONAL

This certificate is attached to a ____________________ (*Title/Type of Document*), signed by ____________________ (*Name of Principal Signer(s)*)

on _______________ (*Date*), and includes ________ (*# of pages*) pages.

Wealthfront Brokerage LLC
Table of Contents
January 31, 2025



Ernst & Young LLP   Tel: +1 415 894 8000
Suite 1600   Fax: +1 415 894 8099
560 Mission Street   ey.com
San Francisco, CA 94105-2907

Report of Independent Registered Public Accounting Firm

To the Member and Management of Wealthfront Brokerage LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wealthfront Brokerage LLC (the Company) as of January 31, 2025 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at January 31, 2025 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2016.

March 27, 2025

A member firm of Ernst & Young Global Limited

Wealthfront Brokerage LLC

Statement of Financial Condition

As of January 31, 2025

(in thousands)

Assets

Cash and cash equivalents	$	99,073
Cash segregated under Federal and other regulations		9,083
Due from customers		118,517
Investments in fractional shares held by customers		28,057
Cash sweep service receivables		21,019
Receivable from affiliate, net		2,583
Receivable from clearing broker		7,215
Other assets		5,814
Total Assets	$	291,361

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	2,736
Payable to clearing broker		118,512
Payable to affiliate		26,916
Fractional shares repurchase obligation		28,057
Due to customers		9,452
Total Liabilities	$	185,673
Member's Equity		105,688
Total Liabilities and Member's Equity	$	291,361

See accompanying notes to the statement of financial condition.

1. Organization

Wealthfront Brokerage LLC (the "Company") is a Delaware registered limited liability company and is a wholly owned subsidiary of Wealthfront Corporation (the "Parent"). The Company is a registered broker-dealer licensed by the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is an omnibus clearing and carrying broker providing services solely for the customers of its Parent. The Company is licensed in 50 states, District of Columbia, Puerto Rico and the U.S. Virgin Islands.

The Company conducts business on an omnibus basis and clears through RBC Correspondent Services ("RBC"), a division of RBC Capital Markets, LLC. In addition, the Company acts as a distributor of funds for Wealthfront 529 College Savings Plan, a private purpose trust fund of the State of Nevada, for which Ascensus Broker Dealer Services, Inc. serves as the program manager and the Bank of New York Mellon Corporation serves as the custody agent. The Company also offers a cash sweep program to its customers which allows uninvested cash balances to earn interest with program banks insured by the Federal Deposit Insurance Corporation ("FDIC").

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statement has been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP"). The Company has elected to change its fiscal year from July 31 to January 31. The change was implemented for the period ended January 31, 2025.

Use of Estimates

The preparation of financial statement in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Statement of Financial Condition. Management's estimates are based on historical experience and other factors, including expectations of future events that management believes to be reasonable under the circumstances. However, due to the inherent uncertainties in making estimates, actual results could differ from those estimates and may have an impact on future periods.

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments such as short term money-market instruments with original maturities of three months or less to be cash equivalents. The Company maintains its cash balances at various financial institutions in both interest and non-interest bearing accounts. These deposits may exceed the maximum insurance coverage level provided by the FDIC.

Cash Segregated Under Federal and Other Regulations

Cash segregated under Federal and other regulations represents restricted cash segregated in accordance with the Customer Protection Rule ("Rule 15c3-3") of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Under Rule 15c3-3, a broker dealer carrying customer accounts is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefits of customers.

2. Significant Accounting Policies (continued)

Restricted Cash and Cash Equivalents

The Company classifies all cash and cash equivalents that are not available for immediate or general business use as restricted in the accompanying Statement of Financial Condition. This includes amounts set aside for restrictions of specific agreements. Specifically, restricted cash consists of $0.60 million invested in a bank certificate of deposit with a 30-day maturity earning interest on a monthly basis and $0.01 million held on deposit at Bank of New York Mellon. This is included in cash and cash equivalents on the Statement of Financial Condition. No restricted cash equivalents were held as of January 31, 2025.

Due to/from Customers

The Company offers margin lending to eligible customers collateralized by their respective security and cash holdings. Margin lending is subject to the margin rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the margin requirements of FINRA, and the Company's internal policies. Under the margin rules of the Federal Reserve, customers are obligated to maintain net equity of 25% of the value of securities in their accounts. The Company monitors margin levels and requires customers to provide additional collateral, or reduce margin positions, to meet minimum collateral requirements if the fair value of the collateral changes.

Margin loans of $118.10 million as of January 31, 2025, are included in Due from customers in the Statement of Financial Condition. As of January 31, 2025, no customer accounted for more than 5% of the outstanding margin loans. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans. In accordance with the practical expedient, when the Company reasonably expects that customers replenish the collateral as required, there is no expectation of credit losses when the collateral's fair value is greater than the amortized cost of the financial asset. If the amortized cost exceeds the fair value of collateral, then credit losses are estimated only on the unsecured portion. The allowance for credit losses for receivables from customers and related activity is immaterial as of January 31, 2025.

Due to customers is primarily comprised of customer cash balances in their brokerage account, which typically result from customer cash received at the clearing firm or at the bank account for the benefit of the customer that is not yet swept to customer investment or sweep accounts or pending withdrawal.

Receivables from and Payables to Clearing Broker

The Company maintains clearing accounts with RBC. As of January 31, 2025, the Company has a balance of $7.12 million in the clearing accounts which are presented in receivables from clearing broker on the Statement of Financial Condition. The Company also maintains a $0.10 million clearing deposit with RBC. The clearing deposit is required of the Company by the clearing broker to cover any obligations that may arise from the Company. Such clearing deposits are typically retained by the clearing firm for the duration of the clearing agreement and are generally returned to the corresponding firm, as long as the correspondent firm does not have obligations to the clearing firm that it cannot otherwise satisfy, within a short period after termination of a clearing arrangement. The duration of these receivables is typically short term in nature with daily settlement. The Company continually reviews the credit quality of RBC.

2. Significant Accounting Policies (continued)

The Company has a loan payable to its clearing broker, RBC, in the amount of $118.10 million as of January 31, 2025, related to the financing of customers' margin loans. The securities of customers with margin loan balances are segregated and made available to the clearing broker as collateral for the outstanding loan balance payable to clearing broker. The Company pays a daily financing charge on debit balances held at RBC, calculated using the effective Fed Funds rate plus a premium based on the total aggregate debit balance as of the last day of the previous month. The payable is settled monthly. As of January 31, 2025, interest and service charges payable to the clearing broker are $0.07 million and $0.34 million respectively and are included in payable to clearing broker, on the Statement of Financial Condition.

Receivable from and Payable to Affiliate

The receivable and payable to affiliates in the amount of $2.58 million and $26.92 million, respectively, as of January 31, 2025 relate to the expense sharing agreement described in Note 5.

Fractional Share Program

The Company operates a fractional share program for the benefit of its customers and maintains inventory of securities held exclusively for the fractional share program. This proprietary inventory is recorded within other assets on the Statement of Financial Condition.

When a user purchases a fractional share, the Company records the cash received for the investments in fractional shares held by customers as pledged collateral and an offsetting liability to repurchase the shares. The Company concluded that it does not meet the criteria for derecognition under the accounting guidance and fractional shares held by customers are accounted for as a secured borrowing. Proprietary inventory of securities, investments in fractional shares held by customers and fractional shares repurchase obligation are measured at fair value at each reporting period via the election of the fair value option.

Fair Value Instruments

The Company measures certain financial assets and liabilities at fair value on a recurring basis, including cash equivalents and various liabilities. For other financial instruments, such as cash, receivables, and payables, their carrying values approximate their fair values.

The fair value of an asset is considered to be the price that would be received from selling an asset in an orderly transaction between unrelated knowledgeable and willing market participants at the measurement date. A liability's fair value is defined as the amount that would be paid to transfer a liability to a new obligor, rather than the amount that would be paid to settle the liability with the creditor. Assets and liabilities recorded at fair value are measured using a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers are:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) available in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices in active markets that are either directly or indirectly observable.

Level 3 – Unobservable inputs for which little or no market data exists, therefore requiring the Company to develop its own assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

2. **Significant Accounting Policies (continued)**

When available, the Company uses quoted market prices to determine the fair value of its financial assets and classifies such instruments in Level 1 of the fair value hierarchy. When quoted market prices are not available, the Company determines the fair value utilizing quoted prices for recent trading activity of instruments with similar characteristics to the instrument being valued and classifies such instruments in Level 2 of the fair value hierarchy.

Cash and cash equivalents in the Statement of Financial Condition are recorded as Level 1 instruments. The Company classifies money market funds within Level 1 of the fair value hierarchy because the Company values these investments using quoted market prices. Included in cash and cash equivalents in the Statement of Financial Condition, the Company has recorded Level 1 money-market instruments of $80.23 million.

Included in investments in fractional shares held by customers and fractional shares repurchase obligation in the Statement of Financial Condition, the Company has recorded Level 1 trading securities primarily comprised of marketable equity securities of $28.06 million. Included in other assets in the Statement of Financial Condition, the Company has recorded Level 1 inventory of marketable equity securities of $0.30 million.

Cash sweep service receivable

Cash sweep service receivables entirely consist of receivables for cash sweep service revenue.

Other assets

Other assets primarily consist of receivables from customers' funds held in a money market fund pending withdrawal, customers' checks in transit, proprietary inventory to facilitate fractional trading program in the amount, prepaid operating expenses and receivables from program banks that represent amounts due for instant withdrawals that have been disbursed by the Company to its customers.

Segment Information

Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker ("CODM") in deciding how to allocate resources and assess performance. The Company has identified the Chief Executive Officer as the CODM. The Company operates and reports financial information in one operating segment. The CODM reviews the Company's net income to allocate resources and assess performance. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The measure of reportable segment assets is reported on the Statement of Financial Condition as total assets.

3. **Recent Accounting Developments**

Adopted - In November 2023, the FASB issued Accounting Standards Update 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in guidance improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted the pronouncement on August 1, 2024. The adoption of this guidance did not have a material impact on the Company's financial statements and related disclosures See note 2 - Segment Reporting for more information.

3. **Recent Accounting Developments (continued)**

Not Yet Adopted - In November 2024, the FASB issued ASU 2024-03, Income Statement Expense Disaggregation Disclosures, which requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements, including (1) purchases of inventory, (2) employee compensation, (3) depreciation, (4) intangible asset amortization, and (5) depreciation, depletion, and amortization recognized as part of oil-and gas-producing activities or other types of depletion expenses. In January 2025, the FASB issued ASU 2025-01, which provides a delayed implementation timeline to give issuers additional time to prepare for the impacts of adoption ASU 2024-03. This will be effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impacts of the amendment on the financial statements.

4. **Net Capital Requirements**

The Company is subject to the SEC's uniform net capital rule ("Rule 15c3-1") which requires broker-dealers to maintain minimum net capital equal to or greater than a specified threshold, as well as a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. The Company utilizes the alternative method in determining its excess net capital. Under the alternative method, the Company is required to maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate customer debits (i.e., customer-related receivables) as computed per Rule 15c3-3's reserve formula. On January 31, 2025, the Company's net capital was $97.24 million which exceeded the requirement by $94.75 million.

5. **Related-Party Transactions**

The Company has a tri-party expense sharing agreement with the Parent and the Adviser. The Company assists the Adviser by providing account holders with brokerage services by introducing such accounts and account holders to RBC on an omnibus or other mutually-agreed basis for custody, transaction clearance and other mutually-agreed services. As a result of the expense sharing and brokerage services agreement, the Company has a net receivable from the Adviser, receivable from affiliate, of $2.58 million as of January 31, 2025.

As a result of the expense sharing the Company has a payable to the Parent, of $26.92 million as of January 31, 2025 which is disclosed in the Payable to affiliate on the Statement of Financial Condition.

The Company has a revolving line of credit with its Parent. The agreement enables the Company to borrow from its Parent in the amount up to $20.00 million in the form of a promissory note to satisfy its reserve requirement under Rule 15c3-3. Such loans begin to accrue simple, non-compounding interest on the sixth (6) business day following each such disbursement. Outstanding loans accrue interest at a rate equal to the effective federal funds rate plus two percent (2.00%) per annum. The effective federal funds rate for each note is based upon the effective federal funds rate on the date of execution for each such note. Interest is computed and accrued on a 365-day basis for the actual number of days elapsed. Accrued and unpaid interest is due upon repayment of each loan or the termination date, whichever occurs first. As of January 31, 2025, the Company had no outstanding loans owed to the Parent.

6. **Financial Instruments with Off-Balance-Sheet Credit Risk**

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company clears these transactions with its clearing firm on an omnibus basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation. The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

Margin Risk

By permitting customers to receive loans on margin, the Company is subject to risks inherent in extending credit, especially during periods of rapidly declining markets in which the value of the collateral held by the Company could fall below the amount of the customer's indebtedness. Sharp changes in market values of substantial amounts of securities and the failure by its clearing partner to honor its commitments for the borrowing transactions could have an adverse effect on the Company's revenue and profitability. In the event a customer fails to satisfy their obligations, the Company may be required to sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company monitors required margin levels daily, and pursuant to such guidelines, requires customers to deposit additional collateral or reduce margin loans, when necessary. Management is responsible for supervising the risks associated with extending credit and monitors the customers' margin positions to identify customer accounts that may need additional collateral or liquidation.

Management believes it is unlikely the Company will have to make any material payments under these arrangements.

7. **Contingencies**

The Company is subject to claims and lawsuits in the ordinary course of business. The Company is also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies. The Company reviews its lawsuits, regulatory inquiries and other legal proceedings on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. The Company establishes an accrual for losses at management's best estimate when it assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. If an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company will disclose details of the legal proceeding or claim. An event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable. The Company monitors these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjusts the amount as appropriate. As of January 31, 2025, the Company has not recorded any material loss contingencies in the financial statements.

8. **Subsequent Events**

The Company has evaluated subsequent events from the Statement of Financial Condition date through March 27, 2025, the date at which the Statement of Financial Condition was available to be issued.

There have been no other material subsequent events that occurred during such period that would require disclosure or would be required to be recognized in the Statement of Financial Condition as of January 31, 2025.